FOLKUP DEVELOPMENT INC.

Mileve Maric Ajnstajn 72,

Novi Beograd, Republic of Serbia 11070

Email: folkupdevelopment@gmail.com

August 8, 2017

Ms. Lopez-Molina

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Folkup Development, Inc.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed July 3, 2017

       File No. 333-216921

Dear Ms. Lopez-Molina,

FOLKUP DEVELOPMENT INC. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated July 12, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Amendment #2 to Registration Statement on Form S-1 filed with the Commission on July 3, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

 Financial Statements, page F-1

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response of the Company: We have filed updated financial statements.

Notes to the Unaudited Financial Statements for the Period Ended February 28, 2017

Note 8 – Income Taxes, page F-7

2. We reviewed your response to comment 5. It appears your calculation of the deferred tax asset and related valuation allowance still does not consider the tax effect of such loss carryforwards. Please review and revise accordingly.

Response of the Company: We have filed updated financial statements.

Exhibit 5.1

3. We note your response to prior comment 6 and we re-issue the comment. This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly and delete the reference to “Selling Shareholder” in the last sentence of the introductory paragraph and indicate that the shares “will be,” rather than “are,” validly issued, fully paid and non-assessable. Refer to Staff Legal Bulletin 19 for guidance.

Response of the Company: We have filed updated 5.1 legal opinion from our attorney.

Exhibit 23.1

4. Please file an updated auditor’s consent prior to effectiveness.

Response of the Company: We have filed updated auditor’s consent.

Please direct any further comments or questions you may have to the company at folkupdevelopment@gmail.com

Thank you.

Sincerely,

/S/ Milena Topolac Tomovic

Milena Topolac Tomovic, President